No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Harvest Operations Corp., the administrator of Harvest Energy Trust, at Suite 2100, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4, Toll free number 1 (866) 666-1178, and are also available electronically at www.sedar.com.
New Issue	August 10, 2006

SHORT FORM PROSPECTUS

$200,102,500
6,110,000 Trust Units

Harvest Energy Trust (the "Trust") is hereby qualifying for distribution 6,110,000 trust units of the Trust (the "Trust Units") at the price of $32.75 per Trust Unit (the "Offering"). The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol HTE.UN and on the New York Stock Exchange ("NYSE") under the symbol HTE. On August 9, 2006, the last trading day prior to the filing of the short form prospectus, the closing price of the Trust Units on the TSX was $34.15 and on the NYSE was US$30.51. The TSX has conditionally approved the listing of the Trust Units on the TSX. The Trust has filed a supplemental listing application with the NYSE. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX (on or before October 30, 2006) and the NYSE, respectively. The offering price of the Trust Units was determined by negotiation between Harvest Operations Corp. ("HOC"), on behalf of the Trust, and CIBC World Markets Inc. on its own behalf and on behalf of TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., Tristone Capital Inc., Canaccord Capital Corporation and FirstEnergy Capital Corp. (collectively, the "Underwriters").
	Price: $32.75 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$32.75	$1.6375	$31.1125
Total(2)	$200,102,500	$10,005,125	$190,097,375

Notes:

(1)  Before deducting expenses of the Offering, estimated to be $800,000, which will be paid from the general funds of the Trust.

(2)  The Trust has also granted to the Underwriters an option (the "Over-allotment Option") to purchase up to an additional 916,500 Trust Units at a price of $32.75 per Trust Unit on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $230,117,875, $11,505,894 and $218,611,981, respectively. This prospectus also qualifies for distribution the grant of the Over-allotment Option and the issuance of Trust Units pursuant to the exercise of the Over-allotment Option. See "Plan of Distribution".

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Macleod Dixon LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading "Eligibility For Investment", the Trust Units, on the date of closing of the Offering, will be qualified

ii

investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Macleod Dixon LLP.
Maximum size or number
Underwriters' Position	of securities held	Exercise period	Exercise price
Over-allotment Option	916,500 Trust Units	30 days following closing of the Offering	$32.75 per Trust Unit

The head office of the Trust and the head and registered office of HOC is located at 2100, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4.

Each of CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC and to which HOC is currently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. The net proceeds of this Offering will be used to repay a portion of its indebtedness to these banks. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

A return on an investment in the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions are not guaranteed and may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the Trust's operating subsidiaries, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Unit for tax purposes). See "Canadian Federal Income Tax Considerations".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will be held on or about August 17, 2006 or such other date not later than August 22, 2006 as the Trust and the Underwriters may agree. Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by HOC and are paid generally on the 15th day of the following month. As August 22, 2006 is the record date for the distribution by the Trust to its Unitholders for the month of August, subscribers who purchase Trust Units pursuant to the Offering and continue to hold the Trust Units on August 22, 2006 will be eligible to receive the distribution to be paid to Unitholders on September 15, 2006. See "Record of Cash Distributions". Definitive certificates representing Trust Units will be available for delivery at the closing of the Offering. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

iii

Dominion Bond Rating Service Limited ("DBRS") has confirmed a stability rating of STA-5 (low) to the Trust. See "Stability Rating".

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. HOC believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to:

  expected financial performance in future periods;
  expected increases in revenue attributable to development and production activities;
  estimated capital expenditures for fiscal 2006 and subsequent periods;
  competitive advantages and ability to compete successfully;
  intention to continue adding value through drilling and exploitation activities;
  emphasis on having a low cost structure;

  intention to retain a portion of the Trust's cash flows after distributions to repay indebtedness and invest in further development of Harvest's properties;

  reserve estimates and estimates of the present value of the Trust's future net cash flows;

  methods of raising capital for exploitation and development of reserves;

  factors upon which HOC will decide whether or not to undertake a development or exploitation project;

  plans to make acquisitions and expected synergies from acquisitions made;

  expectations regarding the development and production potential of the Trust's properties; and

  treatment under government regulatory regimes.

With respect to forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein, the Trust has made assumptions regarding, among other things:

  the ability to complete the Acquisition;
  future oil and natural gas prices and differentials between light, medium and heavy oil prices;
  the cost of expanding Harvest's property holdings;
  the ability to obtain equipment in a timely manner to carry out development activities;
  the ability to market oil and natural gas successfully to current and new customers;
  the impact of increasing competition;
  the ability to obtain financing on acceptable terms; and
  the ability to add production and reserves through development and exploitation activities.

Some of the risks that could affect the Trust's future results and could cause results to differ materially from those expressed in the forward-looking statements include:

  the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;
  the uncertainty of estimates of oil and natural gas reserves;
  the impact of competition;
  difficulties encountered in the integration of acquisitions;
  difficulties encountered during the drilling for and production of oil and natural gas;

  difficulties encountered in delivering oil and natural gas to commercial markets;
  foreign currency fluctuations;
  the uncertainty of the Trust's ability to attract capital;
  changes in, or the introduction of new, government regulations relating to the oil and natural gas business;
  costs associated with developing and producing oil and natural gas;
  compliance with environmental regulations;
  liabilities stemming from accidental damage to the environment;
  loss of the services of any of Harvest's senior management or directors; and
  adverse changes in the economy generally.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, neither the Trust, HOC, nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this short form prospectus.

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"6.40% Debentures" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"6.5% Debentures" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010;

"7 Senior Notes" means the 7 % senior notes of HOC due October 15, 2011 unconditionally guaranteed by the Trust;

"8% Debentures" means the 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009;

"9% Debentures" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009;

"10.5% Debentures" means the 10.5% convertible unsecured subordinated debentures of the Trust due January 31, 2008 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition" means the acquisition of all of the shares of Birchill in accordance with the Share Purchase Agreement;

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and HOC pursuant to which HOC provides certain administrative and advisory services in connection with the Trust;

"AIF" means the Annual Information Form of the Trust dated March 30, 2006 incorporated by reference in this short form prospectus;

"Birchill" means Birchill Energy Limited, a private company which owns the Properties, all of the issued and outstanding shares of which are held by the Vendor;

"Board of Directors" means the board of directors of HOC;

"Breeze Trust No. 1" means Harvest Breeze Trust 1, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Breeze Trust No. 2" means Harvest Breeze Trust 2, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Credit Facility" means the credit facility of HOC described in "Recent Developments – Credit Facility";

"Debentures" means, collectively, the 6.40% Debentures, the 6.5% Debentures, the 8% Debentures, the 9% Debentures and the 10.5% Debentures;

"DRIP Plan" means the Trust's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan;

"Exchangeable Shares" means the non-voting exchangeable shares in the capital of HOC. On June 22, 2006, all of the then outstanding Exchangeable Shares were redeemed in exchange for cash. No Exchangeable Shares are currently outstanding;

"GAAP" has the meaning ascribed thereto in "Non-GAAP Measures";

"Harvest" means, collectively, the Trust and its subsidiaries, trusts and partnerships;

"HOC" means Harvest Operations Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to

"HOC", unless the context otherwise requires, are references to HOC and its predecessors;

"Information Circular" means Proxy Statement of the Trust dated April 3, 2006 relating to the annual and special meeting of Unitholders held on May 23, 2006;

"NI 51-101" means National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

"NYSE" means the New York Stock Exchange;

"Offering" means the offering of 6,110,000 Units of the Trust at a price of $32.75 per Unit pursuant to this short form prospectus;

"Ordinary Trust Units" means the ordinary Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Over-allotment Option" means the option granted to the Underwriters to purchase up to an additional 916,500 Trust Units at a price of $32.75 per Trust Unit on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes;

"Properties" means the properties and assets of Birchill, which are described in "Recent Developments – Business Acquisitions –Birchill Energy Limited";

"Redearth Partnership" means Redearth Partnership, a partnership established under the laws of Alberta, 60% of the interest of which is owned by HOC;

"Share Purchase Agreement" means the share purchase agreement dated July 25, 2006 between the Trust and the Vendor providing for the purchase of the outstanding shares of Birchill, which company owns the Properties;

"Special Trust Units" means the special Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Special Voting Unit" means a special voting unit of the Trust;

"Sproule" means Sproule Associates Limited, independent oil and natural gas reservoir engineers of Calgary, Alberta;

"Sproule Report" means the report prepared by Sproule dated June 2, 2006, evaluating the crude oil, natural gas and natural gas liquids reserves attributable to the Properties as at April 30, 2006;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended including the regulations promulgated thereunder;

"Trust" means Harvest Energy Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Indenture" means the third amended and restated trust indenture dated February 3, 2006 between the Trustee and HOC as such indenture may be further amended by supplemental indentures from time to time;

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

"Trust Unit Rights Incentive Plan" means the trust unit rights incentive plan as described under the heading "Directors and Officers Compensation" in the Information Circular, which is incorporated by reference into this short form prospectus;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., Tristone Capital Inc., Canaccord Capital Corporation and FirstEnergy Capital Corp.;

"Underwriting Agreement" means the agreement dated July 26, 2006 among the Trust, HOC and the Underwriters in respect of the Offering;

"Unit Award Incentive Plan" means the unit award incentive plan as described under the heading "Directors and Officers Compensation" in the Information Circular, which is incorporated by reference into this short form prospectus;

"Unit" or "Trust Unit" means a trust unit of the Trust and unless the context otherwise requires means Ordinary Trust Units;

"United States" or "U.S." means the United States of America;

"Unitholders" means the holders from time to time of the Trust Units;

"Vendor" means the holder of the outstanding shares of Birchill;

"Viking" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta; and

"Viking Arrangement" means the Plan of Arrangement involving the Trust, HOC, Viking, Viking Holdings Inc., Trust securityholders and Viking unitholders as approved by the Trust securityholders and the Viking unitholders on February 2, 2006 and effective February 3, 2006.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

SELECTED ABBREVIATIONS
"bbl" means one barrel	"boe/d" means barrels of oil equivalent per day

"boe" means barrels of oil equivalent. A barrel of oil equivalent	"mcf" means one thousand cubic feet
is determined by converting a volume of natural gas to barrels
using the ratio of six mcf to one barrel. Boes may be misleading,	"mmboe" means one million barrels of oil equivalent
particularly if used in isolation. The boe conversion ratio of
6 mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value
equivalency at the wellhead.

NON-GAAP MEASURES

The Trust uses certain financial reporting measures that are commonly used as benchmarks within the oil and natural gas industry. These measures include: "Cash Flow" as cash flow from operating activities before changes in non-cash working capital and settlement of asset retirement obligations, "Net Debt", "Payout Ratio", "Cash G&A", "Net Operating Income" and "Operating Netbacks". These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they have been footnoted and the footnote to the applicable measure notes that the measure is "non-GAAP" and contains a description of how to reconcile the measure to the applicable financial statements. These measures should be given careful consideration by the reader.

Specifically, management uses Cash Flow as cash flow from operating activities before changes in non cash working capital and settlement of asset retirement obligations. Under GAAP, the accepted definition of cash flow from operating activities is net of changes in non cash working capital and settlement of asset retirement obligations. Cash Flow as presented is not intended to represent an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. Management believes its usage of Cash Flow is a better indicator of the Trust's ability to generate cash flows from future operations. Net Debt, Payout Ratio, Cash G&A, Net Operating Income, and Operating Netbacks are additional non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Net Debt includes total debt outstanding, any working capital deficit (excluding the accounting liability for unit appreciation rights and the current portions of commodity derivative contracts), the face value of convertible debentures outstanding, and equity bridge notes. (Note: For accounting purposes in 2004, convertible debentures and equity bridge notes were classified as equity and not debt. In 2005, accounting rule changes have resulted in those amounts being presented as debt.) Payout Ratio is the ratio of distributions to total Cash Flow. Net Operating Income is net revenue (gross revenue less royalties) less operating expenses. Operating Netbacks are always reported on a per boe basis, and include gross revenue, royalties and operating expenses, net of any realized gains and losses on related risk management contracts. Cash G&A are G&A expenses, excluding the effect of unit based compensation plans.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

  the AIF;
  the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;
  the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2005;
  the unaudited interim comparative consolidated financial statements of the Trust as at and for the three and six month periods ended June 30, 2006, together with the notes thereto;
  the management's discussion and analysis of the financial conditions and results of operations of the Trust for the three and six month periods ended June 30, 2006;
  the Information Circular;

  the Joint Information Circular and Proxy Statement of the Trust and Viking dated December 30, 2005 relating to the special meeting of Unitholders and holders of Exchangeable Shares held on February 2, 2006 (excluding the portions of the Renewal Annual Information Form of the Trust dated March 30, 2005 and the Renewal Annual Information Form of Viking dated March 30, 2005, both of which are incorporated by reference in such Joint Information Circular and Proxy Statement, which refer to and describe the reports of the independent reserves evaluators of the Trust and Viking evaluating the crude oil, natural gas liquids and natural gas reserves attributable to their respective properties as at December 31, 2004);

  the material change report dated February 10, 2006 describing the completion of the Viking Arrangement;
  the material change report dated July 28, 2006 announcing the Offering; and
  the business acquisition report of the Trust dated April 18, 2006 relating to the Viking Arrangement.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the Trust Indenture between HOC, a wholly-owned subsidiary and administrator of the Trust, and Valiant Trust Company as Trustee. The Trust's assets consist of the securities, unsecured debt and net profits interests on the oil and natural gas assets of several direct and indirect subsidiaries, trusts and partnerships as well as direct ownership of royalties on certain petroleum and natural gas properties. The head and principal office of the Trust is located at Suite 2100, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4 while the registered office of the Trust is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. The Trust is managed by HOC pursuant to the Administration Agreement.

The beneficiaries of the Trust are the holders of its Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of convertible debentures. Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and its activities are limited to holding and administering permitted investments and making distributions to its Unitholders.

The Trust has provided an undertaking to the securities regulatory authorities in each of the Provinces of Canada to: (i) treat each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership as a subsidiary of the Trust in complying with its reporting issuer obligations unless generally accepted accounting principles prohibit the consolidation of financial information of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership and the Trust, at which time the Trust will provide Unitholders with separate financial statements for each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership for as long as any of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership or Redearth Partnership represents a significant asset of the Trust; (ii) take appropriate measures to require each person who would be an insider of each of HOC, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership if HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership and Redearth Partnership were a reporting issuer to file insider reports about trades in Trust Units, including securities which are exchangeable into Trust Units, and to comply with statutory prohibitions against insider trading for as long as the Trust is a reporting issuer; and (iii) the Trust will annually certify that it has complied with the undertakings in (i) and (ii) and will file such certificate on SEDAR concurrently with the filing of its annual financial statements.

DESCRIPTION OF BUSINESS

Harvest Energy Trust

The business of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties. Cash flow from the petroleum and natural gas properties flows to the Trust by way of payments by HOC and Breeze Trust No. 1 pursuant to net profit interests held by the Trust, interest and principal payments by HOC, Breeze Trust No. 1 and Breeze Trust No. 2 on unsecured debt owing to the Trust and payments by Breeze Trust No. 1, Breeze Trust No. 2 and the Redearth Partnership of trust and partnership distributions. The Trust also receives cash flow from its direct royalties on certain petroleum and natural gas properties.

Pursuant to the terms of each respective net profits interest agreement, the Trust is entitled to payments equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to maintain the operations of the operating subsidiaries.

Operating Subsidiaries

The business of the Trust is carried on by HOC and the Trust's other operating subsidiaries, Breeze Trust No. 1, Breeze Trust No. 2 and the Redearth Partnership. The activities of the operating subsidiaries are financed through interest bearing notes from the Trust, the purchase of net profit interests by the Trust and third party debt.

On July 1, 2006, HOC amalgamated with its wholly-owned subsidiaries Viking Holdings Inc. and Harvest Exchange and Co. Ltd. and continued as "Harvest Operations Corp."

For additional information respecting HOC and the other operating subsidiaries of the Trust, see "Structure of Harvest Energy Trust – Operating Subsidiaries" on pages 11 through 13 inclusive of the AIF, incorporated by reference herein.

Organization Structure of the Trust

The following diagram describes the inter-corporate relationships among the Trust and its material subsidiaries, trusts and partnerships (each such subsidiary being created, formed or organized, as the case may be, and governed by the laws of the Province of Alberta unless otherwise noted).

Notes:

(1) All operations and management of the Trust and the Trust's operating subsidiaries are conducted through HOC. The Trust holds all of the voting securities of HOC.

(2) The Trust receives regular monthly net profit interest payments as well as distributions and interest payments from HOC, Breeze Trust No. 1 and Breeze Trust No. 2.

(3) Breeze Trust No. 1 and Breeze Trust No. 2 have also issued priority trust units to HOC.

(4) It is anticipated that the outstanding shares of Birchill will be acquired by HOC which will result in Birchill becoming a wholly-owned subsidiary of HOC. It is further anticipated that Birchill will be amalgamated with HOC resulting in the production from the properties of Birchill flowing through HOC and becoming subject to the Trust's 99% net profits interest.

Ongoing Acquisition and Disposition Activity

The Trust continues to pursue and evaluate potential acquisitions of all types of assets as part of its ongoing acquisition program. The Trust is in the process of evaluating and discussing several potential acquisitions some of which could be agreed to in the near term and some of which would be material if consummated. The Trust cannot predict whether any current or future opportunities will ultimately result in one or more acquisitions for the Trust. The Trust also routinely evaluates its property portfolio and disposes of properties that it views as having insignificant future development potential.

RECENT DEVELOPMENTS

Business Acquisitions

Viking Energy Royalty Trust

On February 2, 2006, the securityholders of Harvest and the unitholders of Viking Energy Royalty Trust approved a resolution to effect a plan of arrangement to merge the two trusts based on an exchange ratio of 0.25 Units of the Trust for every Viking trust unit, resulting in the issuance of 46,040,788 Units of the Trust in exchange for all of the assets of Viking. The aggregate consideration paid for this acquisition, including the acquisition costs and repayment of Viking's bank debt and assumption of Viking's convertible debentures, was $1.975 billion. This transaction constituted a "significant transaction" for the Trust within the meaning of applicable securities laws. For additional information relating to the Trust's acquisition of Viking and its financial and operational impact on the Trust, see the Trust's business acquisition report dated April 18, 2006, the Joint Information Circular of the Trust and Viking dated December 30, 2005 and the AIF, each of which is incorporated by reference in this short form prospectus.

Birchill Energy Limited

On July 25, 2006, HOC entered into the Share Purchase Agreement to acquire all of the outstanding shares of Birchill Energy Limited, a private oil and gas company, for a cash purchase price of $440 million before closing adjustments. The completion of the transactions contemplated by the Share Purchase Agreement are conditional upon receipt of certain regulatory approvals with closing anticipated by mid August 2006. Management of HOC has no reason to believe that this transaction will not be completed on a timely basis. The acquisition of Birchill will not constitute a "significant acquisition" for the Trust within the meaning of applicable securities laws. The closing of the Offering is not conditional upon the completion of the Acquisition.

Birchill's reserves were independently evaluated by Sproule effective April 30, 2006 in consultation with Birchill management with total proved reserves estimated to be 13.4 mmboe and total proved plus probable reserves estimated to be 22.6 mmboe in accordance with NI 51-101. See "Special Note Regarding Forward-Looking Statements" and "Risk Factors – Reserve Estimates."

As of July 26, 2006, total production from the Properties was approximately 6,300 boe/d weighted approximately 65% toward natural gas and 35% toward light/medium oil and natural gas liquids, which represents approximately 9.5% of the Trust's production on a pro-forma basis. Birchill's production and reserves are concentrated in central Alberta with approximately 57% of production and 84% of proved plus probable reserves located in areas adjacent to the Trust's Markerville, Ferrier and Willesden Green properties. Birchill's Mulligan property in the Peace River Arch produces approximately 2,000 boe/d of natural gas and natural gas liquids and represents the 17% of its production. The Acquisition includes approximately 56,700 net undeveloped acres of land complemented by a significant volume of 2D and 3D seismic.

Harvest has identified 66 prospective locations that will form part of Harvest's ongoing drilling program over the next two and a half years. The Trust intends to increase its 2006 capital spending by approximately $25 million for drilling and further development on the acquired Properties. An additional inventory of more than 150 opportunities provides Harvest with a prospective future development and step-out drilling portfolio. The Acquisition provides upside potential for Harvest through property enhancement projects in long-life tight gas, dry shallow gas and prolific light oil Leduc reef formations, which typically provide strong light oil and liquids production and flat production profiles. The acquired properties provide a good strategic fit with Harvest's existing Western Alberta core area as well as expanding its presence in Northern Alberta.

Credit Facility

Concurrent with the Viking Arrangement, HOC entered into a $750 million three year extendible revolving credit facility with a syndicate of banks (the "Credit Facility"). On March 31, 2006, a secondary syndication was completed and the Credit Facility was increased to $900 million.

The Credit Facility is secured by a $1.5 billion first floating charge over all of the assets of the Trust's operating subsidiaries and a guarantee from the Trust. Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 65 to 115 basis points depending on the Trust's ratio of senior debt (excluding convertible debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts as defined in the Credit Facility agreement

(" EBITDA"). With the consent of the lenders, this facility may be extended on an annual basis for an additional 364 days.

Availability under the Credit Facility is subject to the following quarterly financial covenants being met:
Senior debt to EBITDA	3.0 to 1.0 or less
Total debt to EBITDA	3.5 to 1.0 or less
Senior debt to capitalization	50% or less
Total debt to capitalization	55% or less

For additional information, reference is made to the Credit Facility, a copy of which will be filed on SEDAR at www.sedar.com prior to the closing of the Offering.

Internal Reorganization

Effective June 30, 2006, the Trust completed an internal reorganization with the primary purpose of integrating the Viking acquisition to capture administrative and operational efficiencies. Subsequent to completing this internal reorganization, approximately 38,000 boe/d of production is held by HOC with approximately 22,500 boe/d flowing through the Breeze Resources Partnership and the Hay River Partnership.

DESCRIPTION OF TRUST UNITS

Trust Units

Concurrent with the closing of the Viking Arrangement on February 3, 2006, the Trust is authorized to issue two classes of trust units, described and designated as Ordinary Trust Units and Special Trust Units, pursuant to the Trust Indenture. Each Ordinary Trust Unit entitles the holder or holders thereof to one vote at any meeting of the unitholders and each Special Trust Unit shall entitle the holder or holders thereof to three-sixteenths of one vote at any meeting of the unitholders. The Special Trust Units were created and issued to enable the closing of the Viking Arrangement and all have been subsequently cancelled. Unless otherwise specifically designated as such, all references to Trust Units or Units in this short form prospectus are deemed to be references to Ordinary Trust Units.

As of August 1, 2006, there were 102,777,195 Units issued and outstanding. Each Unit entitles the holder thereof to one vote at any meeting of the holders of Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder.

The Trust Indenture also provides that Units, including rights, warrants and other securities to purchase, to convert into or exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of HOC may determine. The Trust Indenture also provides that HOC may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as HOC may determine.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

For additional information respecting the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "Trust Units - Trust Indenture" at pages 38 through 45, inclusive, of the AIF, incorporated by reference herein.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of HOC in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

As of August 10, 2006 one Special Voting Unit was outstanding, such Special Voting Unit having been issued in connection with the issuance on June 30, 2004 of Exchangeable Shares, none of which Exchangeable Shares are outstanding as of August 10, 2006. It is intended that this outstanding Special Voting Unit will be cancelled.

Cash Distributions

The Trust receives cash in amounts equal to all of the interest, royalty, trust distribution and dividend income of the Trust, net of the Trust's administrative expenses. In addition, the Trust may, at the discretion of the Board of Directors of HOC, make distributions in respect of repayments of principal made by HOC, Breeze Trust No. 1 and Breeze Trust No. 2 to the Trust on unsecured debt owing by them. Harvest retains a portion of its consolidated cash flow to fund capital expenditures and distributes the balance to Unitholders. The actual percentage retained is subject to the discretion of the Board of Directors of HOC and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. Assuming completion of the Acquisition and based on current forward commodity prices, the Trust anticipates that the portion of cash flow retained for the balance of 2006 and in 2007 will be approximately 20% to 30%.

Assuming the Offering closes on or before August 22, 2006, subscribers for Trust Units pursuant to the Offering who continue to be Unitholders of record on August 22, 2006 will, in those circumstances, be entitled to receive a distribution of distributable cash of the Trust payable on September 15, 2006.

Non-Resident Ownership

The Trust Indenture provides that it is intended that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. For the Trust to qualify as a "mutual fund trust" for purposes of the Tax Act, it is required that, among other things, (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the "Asset Test"). Harvest believes that the Trust has at all material times satisfied the Asset Test and accordingly, for purposes of the Tax Act, the Trust should qualify as a "mutual fund trust".

In addition, Harvest, with the assistance of its transfer agent and registrar for the Trust Units, Valiant Trust Company, maintains a process of soliciting Participant Declaration Forms from all registered holders of its Trust Units. The Participant Declaration Form requires the certification of the number of Trust Units held by non-residents and the number of non-resident holders, all as defined by the Tax Act. This process includes the solicitation of such forms by the Canadian Depository for Securities and, indirectly, the Depository Trust Company. At the end of each quarter, Harvest instructs Valiant Trust Company to complete this solicitation process and report the results. As at June 30, 2006, the non-resident holders of Trust Units represented approximately 44% of the Trust's issued and outstanding Trust Units.

STABILITY RATING

DBRS maintains a stability rating system for income funds to provide an indication of both the stability and sustainability of cash distributions per trust unit, which is essentially an assessment of an income fund's ability to generate sufficient cash to pay out a stable level of distributions on a per unit basis over the longer term. The DBRS stability ratings provide opinions and research on funds related to stability and sustainability of distributions over time and are not a recommendation to buy, sell or hold the trust units. In determining a DBRS stability rating, the following factors are evaluated: (1) operating characteristics, (2) asset quality, (3) financial profile, (4) diversification, (5) size and market position, (6) sponsorship/governance, and (7) growth. The rating categories range from STA-1 being the highest stability and sustainability of distributions per unit to STA-7 being poor stability and sustainability with each category refined into further subcategories of high, middle and low providing a total of 21 possible rating categories.

On May 13, 2005, DBRS initiated coverage of the Trust and assigned a stability rating of STA-6 (high) citing its strengths as a steady distribution since inception, a conservative payout ratio of 53% of operating cash flow in 2004, the acquisition of the 19,000 boe/d of production in September of 2004 as positive in diversifying its production mix and reserve base and management's hedging of 50% to 75% of its net production to reduce cash flow volatility. While recognizing favourable oil price outlook for 2006, DBRS noted the Trust's challenges as high balance sheet leverage, average production decline rates of 22% combined with low capital spending placing increasing reliance on purchasing reserves in a competitive acquisition market and a significant proportion of heavy oil production which have generally higher operating costs and is subject to price differential risk.

On June 29, 2006, DBRS upgraded the stability rating of the Trust to STA-5(low) following its merger with Viking. Based on its ranking as the fifth largest oil and gas trust, DBRS cited the increased size of core operating areas as providing operating efficiencies and improved access to field services which are in tight supply in western Canada. In addition, DBRS noted the Trust's strengths as a high degree of control over costs with its operated properties representing 85% of total production, the retention of senior Viking management with expertise in heavy oil production complimenting its significant heavy oil assets, a larger asset base providing greater access to more favourable lending terms and an active hedging program ensuring some cash flow certainty. The Trust rating also reflected a below average reserve life index among DBRS-rated trusts, an 80% to 85% payout ratio which is high compared to its peers and a continued reliance on acquisitions to maintain its long term asset base.

Following its announcement of the Acquisition and equity financing on July 26, 2006, DBRS confirmed the STA-5 (low) rating of the Trust noting the high cost of the Acquisition as reflective of a broader industry trend with more emphasis placed on probable reserves in evaluating acquisitions in a highly competitive environment. In addition, DBRS recognized that the Properties fit well with the Trust's existing assets providing a high degree of certainty regarding expectation of future performance and that the 50:50 debt and equity financing should result in a modest decline in the Trust's payout ratio.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2005, and as at June 30, 2006 (after completion of the Viking Arrangement) both before and after giving effect to the Offering and the Acquisition:

(in thousands of dollars except Trust Units)
		As at June 30, 2006 before giving	As at June 30, 2006 after giving
	As at	effect to the Offering and the	effect to the Offering and the
	December 31, 2005	Acquisition	Acquisition(3)
		(unaudited)	(unaudited)
Bank Debt(1)	$13,869	$227,544	$479,247(5)(6)
7 % Senior Notes(2)	$290,750	$279,050	$279,050
9% Debentures(3)
- Discounted Obligation	$1,777	$1,459	$1,459
- Equity Component	-	-	-
8% Debentures(3)
- Discounted Obligation	$3,764	$2,948	$2,948
- Equity Component	$28	$22	$22
6.5% Debentures(3)
- Discounted Obligation	$38,914	$35,783	$35,783
- Equity Component	$2,611	$2,388	$2,388
10.5% Debentures(3)
- Discounted Obligation	Nil	$32,964	$32,964
- Equity Component	Nil	$8,652	$8,652
6.40% Debentures(3)
- Discounted Obligation	Nil	$167,092	$167,092
- Equity Component	Nil	$14,820	$14,820
Non-Controlling Interest(4)	$3,179	$-	$-
Trust Units (unlimited)	$747,312	$2,484,956	$2,674,253(6)(7)
	(52,982,567 Trust Units)	(102,216,991 Trust Units)	(108,326,991 Trust Units)

Notes:

(1) At December 31, 2005, HOC had $13.9 million drawn under a $400 million credit facility. The $400 million credit facility consisted of a $375 million production facility plus a $25 million operating facility. This Credit Facility enabled funds to be borrowed, repaid and re-borrowed within the term and the term may be extended for an additional 364 day period on an annual basis with the consent of the lenders. If the term was not extended, the credit facilities would have converted to a 366 day non-revolving term loan with no repayments due until August 2, 2007. Amounts borrowed under the production and operating facilities bear interest at a floating rate based on the prime rate plus a range of 0 to 225 basis points depending on the type of borrowing and Harvest's debt to annualized cash flow ratio, as defined in the credit agreement. Availability under this facility was subject to a reserve based borrowing calculation performed by the lenders at least on a semi-annual basis. This facility was repaid on February 3, 2006 with proceeds from the Credit Facility entered into concurrent with the closing of the Viking Arrangement.

Concurrent with the Viking Arrangement, HOC entered into the Credit Facility. The Credit Facility is a $750 million three year extendible revolving credit facility. On March 31, 2006, a secondary syndication was completed with an increase in the facility to $900 million. The Credit Facility is secured by a $1.5 billion first floating charge over all of the assets of the Trust's operating subsidiaries and a guarantee from the Trust. Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 65 to 115 basis points depending on the Trust's ratio of senior debt (excluding convertible debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts as defined in the Credit Facility agreement ("EBITDA"). Availability under this facility is subject to the following quarterly financial covenants being met:
Senior debt to EBITDA	3.0 to 1.0 or less
Total debt to EBITDA	3.5 to 1.0 or less
Senior debt to capitalization	50% or less
Total debt to capitalization	55% or less

For additional information, reference is made to the Credit Facility, a copy of which will be filed on SEDAR at www.sedar.com prior to the closing of the Offering.

(2) HOC has issued US$250 million of 7 % Senior Notes with interest payable semi-annually on April 15 and October 15 each year and mature on October 15, 2011. Prior to maturity, redemptions are permitted as follows:

Before October 15, 2007 at 107.875% of the principal amount*
Beginning on October 15, 2008 at 103.938% of the principal amount,
After October 15, 2009 at 101.969% of the principal amount, and
After October 15, 2010 at 100.000% of the principal amount.

* Limited to 35% of the notes issued and limited to repayment with proceeds from an equity offering

The 7 % Senior Notes contain certain covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1.0. In addition, the 7 % Senior Notes restrict the Trust's ability to pay distributions to Unitholders. Distributions are limited to 80% of cumulative cash flows from operations before settlement of asset retirement obligations and changes in non-cash working capital from the date of the issuance of the 7 % Senior Notes. An excess carry forward balance of approximately $300 million existed as at December 31, 2005. The 7 % Senior Notes are unconditionally guaranteed by the Trust and all its wholly-owned subsidiaries.

(3) The Trust has issued three series of unsecured subordinated convertible debentures and upon the completion of the Viking Arrangement, assumed two additional series. Interest on the Debentures is payable semi-annually in arrears in equal instalments on dates prescribed by each series. The Debentures are convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by the Trust for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion. See Note 8 of the Trust's unaudited interim consolidated financial statements as at and for the three and six month periods ended June 30, 2006, incorporated herein by reference, for the maturity dates and conversion prices for each series of Debenture.

The Debentures may be redeemed by the Trust at its option in whole or in part prior to their respective maturity dates. The redemption price for the first redemption period is at a price equal to $1,050 per Debenture and at $1,025 per Debenture during the second redemption period. Any redemption will include accrued and unpaid interest at such date. The Trust may elect to settle the principal due at maturity or on redemption and periodic interest payments in the form of Trust Units at a price equal to 95% of the weighted average trading price of the Trust Units on the TSX for the preceding 20 consecutive trading days 5 days prior to the settlement date.

(4) On June 30, 2004, HOC issued 600,587 Exchangeable Shares as partial consideration under a plan of arrangement to acquire all of the outstanding shares of a public oil and natural gas company. The Exchangeable Shares are convertible into Trust Units at any time at the option of the holder. The number of Trust Units issued upon conversion is based on the exchange ratio at that time. The Exchangeable Shares are not eligible to receive distributions and may be redeemed by HOC at any time prior to June 30, 2009 at which time all remaining Exchangeable Shares will be redeemed for Trust Units at the then current exchange ratio.

At December 31, 2005, there were 182,969 Exchangeable Shares outstanding of which 156,067 Exchangeable Shares were converted to Trust Units as part of the completion of the Viking Arrangement. Effective June 22, 2006, HOC elected to exercise its right to redeem the then remaining 26,902 Exchangeable Shares for total cash consideration of $1,022,000. As at June 30, 2006, there were no Exchangeable Shares outstanding.

(5) Based on the acquisition of the shares of Birchill for cash consideration of $441,000,000 including estimated costs and working capital adjustments of $1,000,000.

(6) Based on the issuance of 6,110,000 Trust Units for aggregate gross proceeds of $200,102,500 less the Underwriters' fee of $10,005,125 and expenses of the Offering estimated to be $800,000 resulting in estimated net proceeds from the Offering of $189,297,375. If the Over-allotment Option is exercised in full, the aggregate gross proceeds, the aggregate Underwriters' fee, estimated expenses of the Offering and net proceeds to the Trust will be $230,117,875, $11,505,894, $800,000 and $217,811,981, respectively. See "Plan of Distribution".

(7) In addition, as at June 30, 2006, rights to purchase an aggregate 2,096,325 Trust Units are outstanding under the Trust Unit Rights Incentive Plan and awards to purchase an aggregate of 180,807 Units are outstanding under the Unit Award Incentive Plan. For further details with respect to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan, reference should be made to the Information Circular, incorporated by reference into this short form prospectus. Does not include an aggregate of 567,007 Trust Units issued subsequent to June 30, 2006 and prior to August 10, 2006 pursuant to rights and awards granted under the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan and pursuant to the DRIP Plan.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are listed for trading on the TSX under the symbol "HTE.UN" and, since July 21, 2005, on the NYSE under the symbol "HTE". The following table sets forth the high and low closing trading prices and the aggregate trading volume of the Trust Units as reported by the TSX and the NYSE for the periods indicated.
Period	High	Low	Volume
TSX Trading
2006
January	$ 38.510	$ 36.510	4,284,479
February	$ 37.990	$ 32.060	9,809,410
March	$ 34.830	$ 32.100	13,561,855
April	$ 35.830	$ 33.710	8,547,311
May	$ 35.180	$ 31.220	12,099,146
June	$ 34.440	$ 28.840	9,782,528
July	$ 34.430	$ 32.300	9,524,720
August (1-9)	$ 34.390	$ 33.280	2,280,747
NYSE Trading ($US)
2006
January	$33.42	$31.85	3,536,300
February	$32.80	$28.71	8,483,000
March	$29.90	$28.25	6,593,100
April	$31.49	$29.17	5,097,800
May	$31.69	$28.12	7,634,400
June	$31.05	$26.45	7,944,000
July	$30.40	$28.77	6,465,300
August (1-9)	$30.51	$29.55	2,521,800

DISTRIBUTIONS TO UNITHOLDERS

The Trust makes monthly distributions of its available cash to Unitholders to the extent determined prudent by HOC. Monthly cash distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by HOC and are paid generally on the 15th day of the following month. The monthly cash distributions for 2004, 2005 and 2006 to-date have been determined to be fully taxable distributions for Canadian income tax purposes.

The following is a summary of the distributions made by the Trust since December 31, 2005.
For the 2006 Period Ended	Distributions per Unit	Payment Date
January 31	$0.35	February 15, 2006
February 29	$0.38	March 15, 2006
March 31	$0.38	April 15, 2006
April 30	$0.38	May 16, 2006
May 31	$0.38	June 15, 2006
June 30	$0.38	July 17, 2006

Note:

(1) The Trust announced on July 12, 2006 that a distribution of $0.38 per Trust Unit will be payable on August 15, 2006, September 15, 2006 and October 16, 2006 to Unitholders of record on the close of business on July 24, 2006, August 22, 2006 and September 22, 2006, respectively.

For additional information respecting cash distribution payments to the Trust Unitholders, including the factors influencing the amount available for distribution to the Trust Unitholders, see "Description of Trust Units – Cash Distributions" above and "Additional Information Regarding Harvest Energy Trust Structure – Cash Available Distributions" at page 22 and 23 of the AIF, incorporated by reference herein.

The historical distributions described above may not be reflective of future distributions, which will be subject to review by the board of directors of HOC taking into account the prevailing circumstances at the relevant time. See "Risk Factors".

It is expected the closing will be held on or about August 17, 2006 or such other date not later than August 22, 2006 as the Trust and the Underwriters may agree upon. August 22, 2006 is the record date for the $0.38 distribution by the Trust to its Unitholders, which distribution is payable on September 15, 2006. Accordingly, subscribers who purchase Trust Units pursuant to the Offering and continue to hold the Trust Units on August 22, 2006 will be eligible to receive the $0.38 distribution to be paid to Unitholders on September 15, 2006.

USE OF PROCEEDS

The net proceeds to the Trust from the Offering are estimated to be $189,297,375 after deducting the fees of $10,005,125 payable to the Underwriters and the estimated expenses of the Offering of $800,000. If the Over-allotment Option is exercised in full, the net proceeds from the sale of the Trust Units hereunder are estimated to be $217,811,981 after deducting the fees of $11,505,894 payable to the Underwriters and the estimated expenses of the Offering of $800,000. See "Plan of Distribution". The net proceeds of the Offering will be used to repay outstanding bank indebtedness including, if the Acquisition is completed, a portion of the indebtedness incurred to fund the Acquisition. The Trust's current indebtedness under the Credit Facility has been incurred in the normal course of business and operations and in connection with previous acquisitions and capital and other expenditures made by the Trust. See also "Relationship Among the Trust and Certain Underwriters".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 6,110,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on August 17, 2006, or such other date not later than August 22, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $32.75 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' Fee of $1.6375 per Trust Unit for Trust Units issued and sold by the Trust for an aggregate fee payable by the Trust of $10,005,125 in consideration for the Underwriters' services in connection with the Offering.

The Trust has granted to the Underwriters the Over-allotment Option to purchase up to an additional 916,500 Trust Units at a price of $32.75 per Trust Unit on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before expenses of the Offering) will be $230,117,875, $11,505,894 and $218,611,981, respectively. This prospectus also qualifies for distribution the grant of the Over-allotment Option and the issuance of Trust Units pursuant to the exercise of the Over-allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units that it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units if any of the Trust Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and HOC will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering, except for the grant of rights pursuant to the Trust Unit Rights Incentive Plan and the issue of Trust Units upon the exercise of rights which have been granted pursuant to such plan, the grant of awards pursuant to the Unit Award Incentive Plan and the issue of Trust Units upon the payment of awards which have been granted under such plan and the issue of Trust Units pursuant to the DRIP Plan, upon the conversion, redemption or maturity of, or interest payments on, the Debentures, or as full or partial consideration for arm's length mergers, acquisition or transactions of similar nature without the consent of CIBC World Markets Inc., which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Trust Units on the TSX. The Trust has filed a supplemental listing application with the NYSE. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX (on or before October 30, 2006) and the NYSE, respectively.

The Trust Units have not been and will not be registered under the 1933 Act, or any state securities laws, and, accordingly, the Trust Units may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act).

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC pursuant to the Credit Facility and to which HOC is currently indebted. Consequently, the Trust may be considered a connected issuer of CIBC World Markets Inc. BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. under applicable securities laws. In addition, CIBC World Markets Inc. acted as the exclusive financial advisor to Harvest with respect to the Acquisition.

As at August 1, 2006, approximately $244 million was outstanding under the Credit Facility. See "Consolidated Capitalization of the Trust". HOC is in compliance with all material terms of the agreement governing the Credit Facility and none of the lenders under the Credit Facility has waived any breach by HOC of that agreement since its execution. The Credit Facility is secured by a $1.5 billion first floating charge over all of the assets of the Trust's operating subsidiaries and a guarantee from the Trust. Neither the financial position of the Trust nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred. The net proceeds of the Offering (before deducting expenses of the Offering) will be used to repay outstanding indebtedness under the Credit Facility. See "Use of Proceeds".

The decision to distribute the Trust Units offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between HOC, on behalf of the Trust, and CIBC World Markets Inc., on its own behalf and on behalf of the other Underwriters. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. will receive their respective share of the Underwriters' fee.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Macleod Dixon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and Macleod Dixon LLP, as a group, each own, directly or indirectly, less than 1% of the Units, respectively. Reserves estimates incorporated by reference into this short form prospectus are based upon reports prepared by GLJ Petroleum Consultants Ltd. ("GLJ"), McDaniel & Associates Consultants Ltd. ("McDaniel") and Sproule. As of the date hereof, the principals of GLJ, as a group, the principals of McDaniel, as a group, and the principals of Sproule, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units, respectively.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Trust Units pursuant to the Offering and who, for purposes of the Tax Act, holds the Trust Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the market-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such Unitholder should consult his own tax advisor with respect to an investment in Trust Units.

This summary is based upon the provisions of the Tax Act, the regulations thereunder (the "Regulations") in force as of the date hereof and Counsel's understanding of the current administrative policies of Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Trust

Based upon representations made by HOC, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by HOC that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described herein.

Taxation of the Trust

The Trust is required to include in its income for each taxation year all net realized taxable capital gains, dividends, accrued interest and amounts accrued in respect of the Trust's net profit interests held by it. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering and other offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year, prorated for short taxation years.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures, as defined in the AIF and any redemption notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units ("Reinvested Units").

Taxation of Unitholders Resident in Canada

Each Unitholder that is a resident of Canada for purposes of the Tax Act is required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of a Unitholder.

Reinvested Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Trust Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and may be deducted in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Trust Units in consideration for cash, notes or redemption notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such notes or redemption notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently recognize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of notes or redemption notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Holders of notes or redemption notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the notes or redemption notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving notes or redemption notes on a redemption.

Taxation of Unitholders Not Resident in Canada

Any distribution of income of the Trust to a Unitholder who is not resident or deemed to be non-resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Based on representations from HOC, Counsel is of the opinion that a Trust Unit is a Canadian property mutual fund investment, and therefore, the Trust is also obligated to withhold on all capital distributions to non-residents at the rate of 15%. Where a non-resident sustains a capital loss on a disposition of Trust Units (or other properties that qualify as a Canadian property mutual fund investment) such loss may be utilized to reduce or recover the non-resident's tax liability in respect of capital distributions in limited circumstances as provided in the Tax Act.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided that the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Trust Units will not be considered taxable

Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on notes to a non-resident Unitholder who receives notes or redemption notes on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust, the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, the "Plans"). If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the Plan.

See also "Risk Factors – Risks Related to Harvest's Structure – Investment Eligibility" on page 36 in the AIF, incorporated by reference herein.

RISK FACTORS

An investment in the securities of The Trust is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" on pages 30 through 37, inclusive, of the AIF, incorporated by reference into this short form prospectus in addition to the additional risks described below.

Possible Failure to Realize Anticipated Benefits of the Acquisition

Achieving the anticipated benefits of the Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's ability to realize the anticipated growth opportunities and synergies from combining the acquired properties and operations with those of HOC. The integration of acquired properties requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

Operational and Reserve Risks Relating to the Acquisition Assets

The risk factors set forth in the Trust's AIF and in this short form prospectus relating to the oil and natural gas business and the operations and reserves of the Trust apply equally in respect of the Properties that the Trust will acquire pursuant to the Acquisition. In particular, the reserve and recovery information contained in the Sproule Report in respect of the Properties is only an estimate and the actual production from and ultimate reserves of those properties may be greater or less than the estimates contained in such report. There are significant environmental and reclamation liabilities attributable to the Properties.

Offering Not Contingent on Acquisition

The closing of the Offering is not contingent upon the completion of the Acquisition. If the Acquisition is not completed, subscribers for Trust Units hereunder will not receive the benefit of increased production, reserves and cash flow to the Trust that would have resulted from the Acquisition and the Offering of Trust Units hereunder may be dilutive to future cash distributions.

Reserve Estimates

The reserve and recovery information contained in the Sproule Report and in the reserve reports as described in or incorporated by reference in this short form prospectus are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared. In addition, probable reserve estimates for properties may require revision based on the actual development strategies employed to prove such reserves. Estimated reserves may also be affected by changes in oil and natural gas prices. Declines in the reserves of the Trust which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Unitholders.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or HOC is a party or in respect of which any of its respective properties are subject, nor are any such proceedings known by the Trust to be contemplated.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of KPMG LLP

The Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We have read the short form prospectus dated August 10, 2006 relating to the sale and issue of trust units of Harvest Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated March 8, 2006.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the unitholders of the Trust on the amended consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the amended consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated March 24, 2005, except for notes 2(j), 2(l), 3, 11, 12, 13, 14, 15, 16 and 20 which are as at December 20, 2005.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
August 10, 2006

Consent of Deloitte & Touche LLP

We have read the short form prospectus (the "Prospectus") of Harvest Energy Trust (the "Trust") dated August 10, 2006 qualifying the distribution of 6,110,000 trust units of the Trust. We have complied with Canadian Generally Accepted Standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the unitholders of Viking Energy Royalty Trust ("VERT") on the consolidated balance sheets of VERT as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and accumulated earnings (deficit) and cash flows for the years then ended. Our report is dated February 22, 2005 (except as to Notes 16(b) and 18 which are as at March 10, 2005).

We also consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of Storm Energy Ltd. ("Storm") on the consolidated balance sheets of Storm as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2003 and for the period from commencement of operations on August 23, 2002 to December 31, 2002. Our report is dated February 18, 2004 (except as to Notes 1(a) and 11 which are as of October 7, 2004).

We also consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Managing Partner of Nexen Canada No. 1 on the schedule of revenue and expenses of the properties of Nexen Canada No. 1 for each of the years in the two- year period ended December 31, 2004. Our report is dated February 28, 2005.

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Calgary, Alberta
August 10, 2006

Consent of PricewaterhouseCoopers LLP

To the Board of Directors of Harvest Operations Corp.

We have read the short form prospectus (the "Prospectus") of Harvest Energy Trust (the "Trust") dated August 10, 2006 relating to the sale and issue of trust units of the Trust. We have complied with Canadian Generally Accepted Standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report dated July 16, 2004 to the Trustee of the Trust and the Board of Directors of Harvest Operations Corp. on the schedule of revenues, royalties and operating expenses of the EnCana Properties (referred to as the "New Properties" in our audit report) for the two years ended December 31, 2003 and 2002.

We also consent to the incorporation by reference in the above mentioned Prospectus of our report to the directors of Viking Holdings Inc. on the consolidated balance sheet of Viking Energy Royalty Trust as at December 31, 2005 and the consolidated statements of income and accumulated earnings (deficit) and cash flows for the year then ended.

We also consent to the incorporation by reference in the above mentioned Prospectus of our report dated February 18, 2005 (except as to Note 18, which is as at March 1, 2005) to the directors of Viking Energy Royalty Trust on the consolidated balance sheets of Calpine Natural Gas Trust as at December 31, 2004 and 2003 and on the consolidated statements of earnings and unitholders' equity and cash flows for the year ended December 31, 2004 and for the period October 15, 2003 to December 31, 2003.

(signed) "PricewaterhouseCoopers LLP"
PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
August 10, 2006

CERTIFICATE OF THE TRUST

Dated: August 10, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, excluding Québec.

HARVEST ENERGY TRUST
By: HARVEST OPERATIONS CORP.
(signed) "John Zahary"	(signed) "Robert Fotheringham"
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) "William A. Friley Jr."	(signed) "David Boone"
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: August 10, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, excluding Québec.

CIBC WORLD MARKETS INC.
By: (signed) "Brenda A. Mason"

TD SECURITIES INC.
By: (signed) "Gregory B. Saksida"
BMO NESBITT	NATIONAL BANK	RBC DOMINION	SCOTIA CAPITAL INC.
BURNS INC.	FINANCIAL INC.	SECURITIES INC.
By: (signed) "Shane C.	By: (signed) "Robert B.	By: (signed) "Derek	By: (signed) "Craig M.
Fildes"	Wonnacott"	Neldner"	Langpap"

HSBC SECURITIES (CANADA) INC.
By: (signed) "Kevin Smith"

TRISTONE CAPITAL INC.
By: (signed) "David M. Vetters"

CANACCORD CAPITAL CORPORATION
By: (signed) "Karl B. Staddon"

FIRSTENERGY CAPITAL CORP.
By: (signed) "Hugh R. Sanderson"